UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Notice on the Year-end Dividend Record Date for Fiscal Year 2024

1.
At the Annual General Meeting of Shareholders held on March 23, 2023, SFG amended its Articles of Incorporation to allow the record date for determining the shareholders entitled to receive dividends by a resolution of the Board of Directors.

- Purpose : To align with global standards, ensuring that shareholders eligible to receive dividends are determined after the dividend amount has been finalized.

- Revised Articles of Incorporation : Article 59(Dividends) Paragraph (3)

1) Before Revision

Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

2) After Revision (Current)

The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors; provided that the Company shall give at least two (2) weeks prior notice of such record date to the public

2.
Considering the timing of determining the size of year-end dividends for fiscal year (hereafter “FY”) 2024 and the record date for quarterly dividends for FY2025, the record date for the Company’s year-end dividends for FY2024 is to be after mid-February 2025.

Year-end dividends for FY2024 will be paid to its shareholders registered in the Company’s registry of shareholders as of this record date. Please be informed that the shareholders registered in the Company’s registry of shareholders as of the last day of FY2024 will not be entitled to receive year-end dividends if they are not registered in the Company’s registry of shareholders or the registered pledgees as the record date.

Furthermore, the company plans to set the record date for year-end dividends in a manner that aligns with the purpose of the Articles of Incorporation amendment, ensuring that shareholders eligible to receive dividends are determined after the dividend amount has been finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: December 9, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer